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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-53031

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2018** (MM/DD/YY) AND ENDING **DECEMBER 31, 2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **NORTH BRIDGE CAPITAL, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 CROWN COLONY DRIVE, SUITE 602
(No. and Street)

QUINCY	MA	02169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD A. MURPHY **617-573-0011**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **RICHARD A. MURPHY**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **NORTH BRIDGE CAPITAL, LLC**, as of **DECEMBER 31, 2018** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Public Notary

JESSICA LUMLEY
MY COMMISSION # GG 234635
EXPIRES: October 30, 2022
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH BRIDGE CAPITAL, LLC

FINANCIAL STATEMENT

DECEMBER 31, 2018

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of North Bridge Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of North Bridge Capital, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of North Bridge Capital, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of North Bridge Capital, LLC's management. Our responsibility is to express an opinion on North Bridge Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to North Bridge Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as North Bridge Capital, LLC's auditor since 2017.

Maitland, Florida

February 21, 2019

NORTH BRIDGE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$ 657,113
Accounts receivable	232,687
Due from affiliate	108,775
Prepaid Expenses	3,009
	$ 1,001,584

LIABILITIES AND MEMBER'S EQUITY

Compensation for employee registered representatives payable (related party)	80,111
Accounts payable and accrued expenses	49,935
	130,046
Member's equity	871,538
	$ 1,001,584

The accompanying notes are an integral part of these financial statements.

NORTH BRIDGE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was organized on June 30, 2000 as a Massachusetts Limited Liability Company to conduct business as a registered broker-dealer under the Securities Act of 1934. As a Limited Liability Company the member's liability is limited to their investment. It was formed for the purpose of acting as placement agent in the sale of private placement securities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments, including money market mutual funds, with original maturities of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value due to the short-term maturity of these investments.

Organizational Structure

The Company has been organized as a Limited Liability Company. Under this form of organization, the member is not liable for the debts of the Company.

Compensated Absences

Employees of the Company are entitled to paid vacations, paid sick days, and personal days off, depending upon the job classification, length of service, and other factors. The accrual cannot be reasonably estimated, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Management's Review for Subsequent Events

Management had evaluated subsequent events through February 21, 2019 the date which the financial statements were available to be issued.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under SEC Rule 15c3-1 was $516,837 at December 31, 2018, which exceeded required net capital of $8,670 by $508,167. The ratio of aggregate indebtedness to net capital at December 31, 2018 was 25.16%.

NOTE 3- INCOME TAXES

The Company is considered a disregarded entity for tax purposes and therefore is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the member's income tax returns.

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of October 1, 2009. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits as of December 31, 2018.

NOTE 4- RELATED PARTY TRANSACTIONS

The member of the Company, North Bridge Capital LP, has as its general partner an affiliated company, North Bridge Management, Inc. The Company pays salaries and related payroll taxes, dues and subscriptions, rent, office expenses, insurance, travel expenses and professional fees to this affiliated company in return for utilization of all office supplies, furniture and equipment, and its employees. As of December 31, 2018, the Company had advanced $108,775 more than the expenses incurred by this related party for the year.

NOTE 5- CONCENTRATION OF CREDIT RISK

The Company does not have cash deposits in financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC).